[	News Release
TSX:RMX | NYSE Amex:RBY January 21, 2010

Rubicon and Lac Seul First Nation Sign Exploration Accommodation Agreement

Rubicon Minerals Corporation (“Rubicon”) (RMX.TSX: RBY.NYSE-AMEX) is pleased to announce that it has entered into an Exploration Accommodation Agreement (“EAA”) with Lac Seul First Nation (“LSFN”) covering Rubicon’s exploration properties in lands considered by LSFN to be their traditional territory including Rubicon’s flagship Phoenix Gold Project in Red Lake. The key features of the agreement include the following:

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LSFN will support Rubicon’s exploration work throughout its existing mineral claims located within LSFN traditional territory including support of the application for licences and permits for such work.

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Rubicon and LSFN will work together in good faith, regarding any identified project that Rubicon submits to LSFN as sufficiently advanced, for the purposes of negotiating a benefits agreement. These discussions will include addressing how reasonable contracting opportunities for LSFN businesses may be incorporated into the benefits agreement.

•	Rubicon will provide certain benefits to LSFN based on the annual exploration expenditures incurred by Rubicon on its mineral claims within LSFN traditional territory.

•	Rubicon will work in good faith with LSFN to identify employment opportunities for LSFN members in accordance with agreed principles.

•	Rubicon will follow good industry practices and work with LSFN to avoid harm to any LSFN sacred or culturally sensitive sites as identified by LSFN.

“The Band Council of Lac Seul First Nation is pleased to have signed this Exploration Agreement with Rubicon.  It reflects the mutual respect that has developed between us and we look forward to building a strong relationship to realize the benefits and opportunities from the mineral exploration industry in our territory.  This modern Exploration Agreement is a reflection of our community’s interest to work with industry”  stated Chief Clif[Missing Graphic Reference]ford Bull of the Lac Seul First Nation.

“This agreement recognizes the mutual interest of LSFN and Rubicon to build a positive and respectful relationship.  Rubicon is pleased to have the support of LSFN to carry out its mining exploration work while providing meaningful economic benefit to LSFN and its members including opportunities for employment and economic growth” stated David Adamson, President and CEO of Rubicon.

Lac Seul is located approximately 38 kms northwest of Sioux Lookout.  The Lac Seul First Nation has a large base, which is bounded to the north and east by Lac Seul.  The First Nation is made up of four communities:  Kejick Bay, Canoe River, Whitefish Bay, and Frenchman's Head.  The Lac Seul First Nation is the oldest First Nation in the Sioux Lookout District of INAC.   The reserve was established pursuant to Treaty 3, through adhesion in 1874.

Rubicon Minerals Corporation is a well-funded exploration and development company, focused on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 21.6% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements

This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”) .  All information in this release, other than statements of historical fact, that addresses events that Rubicon Minerals Corporation (the “Company”) expects to occur, are forward looking statements.  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.  Forward-looking statements in this document include statements regarding the timing of the fulfillment of obligations under the EAA.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services on reasonable terms and in a timely manner. Factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary,  market conditions and general business, economic, competitive, political and social conditions.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws.

PR10-1                                                       For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA  V6C 2V6
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